Exhibit 99

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

<u>FOR IMMEDIATE RELEASE</u>

STAGE STORES NAMES EDWARD RECORD CHIEF FINANCIAL OFFICER

MICHAEL McCREERY TO ASSUME POSITION OF VICE CHAIRMAN

HOUSTON, TX, September 13, 2007 - Stage Stores, Inc. (NYSE: SSI) today announced the appointment of Edward Record as Executive Vice President, Chief Financial Officer, effective September 13, 2007. As Chief Financial Officer, Record will oversee the Company's accounting, internal and external financial reporting, investor relations, strategic and financial planning, risk management, treasury operations and information technology functions.

Record, 39, who most recently served as the Company's Executive Vice President, Chief Administrative Officer, joined Stage Stores on May 14, 2007 from Kohl's Corporation, where he served as Senior Vice President of Finance from October 2005 to May 2007. Prior to joining Kohl's, Record spent three years at Belk, Inc. as Senior Vice President of Finance, Controller. Record began his retail career in 1990 at Kaufmann's, now part of Macy's, Inc., ultimately attaining the position of Vice President of Finance, Controller of the Filenes/Kaufmann's merged entity. Record has an A. B. in Economics from Princeton University and a M.B.A. from Carnegie Mellon University.

The Company also announced today that Michael McCreery, who has been the Company's Executive Vice President, Chief Financial Officer since February 2001, will assume the position of Vice Chairman. Record will report to McCreery. McCreery will also continue to oversee the Company's logistics operations.

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"Ed has been a great addition to our management team," stated Jim Scarborough, Chairman and Chief Executive Officer. "I want to congratulate Ed on his appointment, and I am confident that based upon his strong financial background and experience, he will make an outstanding CFO for our Company. I also want to extend my congratulations to Mike McCreery as he assumes the position of Vice Chairman. Mike will be working closely with Ed as he undertakes his new responsibilities, facilitating a very smooth transition."

Stage Stores, Inc. brings nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family to small and mid-size towns and communities through 668 stores located in 33 states. The Company operates under the Bealls, Palais Royal and Stage names throughout the South Central states, and under the Peebles name throughout the Midwestern, Southeastern, Mid-Atlantic and New England states. For more information about Stage Stores, visit the Company's web site at www.stagestores.com.

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